Filed by Tempus AI, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Personalis, Inc.

Commission File No.: 001-38943

The following is a transcript of a Tempus AI, Inc. (“Tempus”) investor call on July 20, 2026, in connection with Tempus’ announcement of an agreement to acquire Personalis, Inc.(“Personalis”).

Tempus – Investor Call

Acquisition of Personalis by Tempus AI Call

Company Participants

•	Elizabeth Krutoholow, Vice President, Investor Relations

•	Eric Lefkofsky, Founder and Chief Executive Officer

•	Jim Rogers, Chief Financial Officer

Other Participants

•	Bradley Bowers, Analyst, Mizuho

•	Dan Brennan, Analyst, TD Cowen

•	Kyle Mikson, Analyst, Canaccord Genuity

•	Mark Massaro, Analyst, BTIG

•	Ricki Levitus, Analyst, Guggenheim Securities

•	Unidentified Participant

Presentation

Operator

Ladies and gentlemen, thank you for standing by. My name is [Nouhad], and I will be your conference operator for today. I would like to welcome you to Tempus AI Company Update. All lines have been placed on mute to prevent any background noise.

Now, I’d like to turn the conference over to Elizabeth Krutoholow, VP in Investor Relations. Please go ahead.

Elizabeth Krutoholow

Thank you. Good morning. Thank you for joining us to discuss Tempus’s agreement to acquire Personalis, which we announced this morning. Joining me today are Eric Lefkofsky, CEO of Tempus; and Jim Rogers, the CFO. We issued a press release and posted an investor presentation this morning, both of which are available on our Investor Relations website.

As a reminder, during this call, management may make forward-looking statements. Slide 2 of our presentation and the press release issued this morning contain additional information on forward-looking statements and other important information on the proposed transaction. We welcome any questions specific to this transaction. Please be advised that we are currently in a quiet period, which limits our ability to offer further comments.

I’ll now turn the call over to Eric.

Eric Lefkofsky

Thanks, Liz. This morning, we announced that Tempus has entered into a definitive agreement to acquire Personalis. With the terms of the agreement, Personalis’s shareholders will receive consideration of $16.25 per common share of common stock, representing $1.5 billion net of Tempus’s existing ownership interest. MRD represents a $20 billion-plus market, and this is one of the fastest-growing segments in oncology diagnostics. It is transformative for cancer care, allowing clinicians to detect disease recurrence earlier than traditional imaging, enabling more informed treatment decisions when cancer recurs.

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We’ve been the exclusive distributor of Personalis’ tumor-informed MRD assay NeXT Personal since 2023, which we believe is a best-in-class assay given its ultra-sensitivity. By combining Personalis’s tumor-informed assay with our tumor-naive offering, xM, we’re able to offer solutions that meet each oncologist’s MRD needs and provide a wide variety of solutions across tumor types. Bringing Personalis’s testing portfolio under one roof accelerates commercial adoption of NeXT Personal, while strengthening the multimodal data flywheel that differentiates our business with longitudinal patient data providing insights. Our partnership with Personalis has been very successful.

NeXT Personal is now reimbursed across multiple use cases in breast, non-small cell lung cancer, and IO monitoring. As we’ve discussed historically, we phased our rollout of the assay based upon reimbursement of various indications, and we’re on track with growth rates that have exceeded our expectations, having run about 6,500 tests in Q1 of this year, and roughly 9,000 tests in Q2, growing 38% quarter-over-quarter, and that’s just the test that we distribute for Personalis. They sell some of their own tests, which makes that number even higher. This growth is exceptional when you consider that only 10% of our sales force is currently selling MRD solutions today. So, when you think about that kind of 38% quarter-over-quarter growth rate, it puts it into context.

Going forward, we believe volumes could be even more material and higher as we equip additional sales reps with our offering, and that’s more indication to secure reimbursement. In addition to strengthening our MRD leadership, Personalis’s portfolio enhances our biopharma offering through profiling and IO capabilities. The potential addition of de-identified launch due to MRD data also creates really interesting opportunities to enrich our models and provide differentiated insights for our biopharma clients. Serial measurements reveal disease dynamics, treatment response, resistance, and recurrence, which are helpful for biomarker discovery, patient selection, and trial optimization.

With reimbursement in place and more coming, Personalis is exiting a period of heavy investment and losses. Given the improving financial profile, we felt now was the right time to pursue a strategic acquisition. Under the agreement, Tempus will acquire all outstanding shares of Personalis not already owned by Tempus AI at a price of $16.25 per share, representing a 6% premium to Friday’s closing price and a 28% premium to the unaffected 30-day VWAP. Consideration will be structured as 100% stock with Tempus having the option to elect payment in up to 50% in cash. Personalis’ shareholders will receive a floating exchange ratio of Tempus common stock for each share of Personalis’s common stock they own at closing, subject to a maximum exchange ratio of 0.3356. Cash consideration can be financed with cash Tempus has on hand and additional borrowing we procure between signing and closing.

Both parties expect the close of the transaction to be late 2026 or early 2027. We’ll provide additional detail on the transaction’s financial impact on our outlook during our Q2 earnings call on July 30th, which is in about a week from now. But as we’ve highlighted in previous calls, there’s a certain amount of discretionary investment that we are able to make each year, given that we have increasing gross profit dollars from the growth of our core business across therapy selection volumes increasing, ASP tailwinds, which

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we’ve discussed, and continued growth and strength in our data business. And we’ll utilize some of those investment dollars to drive our MRD offering growth, while continuing to demonstrate leverage in the business both from an adjusted EBITDA and cash-flow perspective. Even with this acquisition, we intend to be EBITDA and free cash f low positive in 2027.

Thank you for your time this morning and for your continued interest in Tempus and our evolving growth story. Thank you. And with that, Liz, I will turn it over to you.

Elizabeth Krutoholow

Great. We can now open the line for questions.

Questions And Answers

Operator

(Operator Instructions) Your first question comes from the line of [Phalom Fitzmyer] from Morgan Stanley. Your line is now open. Please go ahead.

Q - Unidentified Participant

Hey, guys. Thanks for taking the question. Obviously, still somewhat in the initial innings of the launch, but maybe just talk to some of the feedback you’ve been hearing on the ground on NeXT Personal that I assume supported this decision? It seems like pretty nice growth out of the gate. So, any sense of whether you’re seeing competitive shifts here or it’s more of kind of a market expansion from accounts that weren’t utilizing MRD tests beforehand? Thanks a lot.

A - Eric Lefkofsky

Yeah. I would say — I mean, the growth in terms of — obviously, percentages is pretty extraordinary. Anytime you have a business that’s growing almost 40% quarter-over-quarter, those would be exceptional year-over-year growth rates. These are quarter-over-quarter growth rates. So, I think it’s safe to say that we are quickly gaining market adoption and I think that is — that over the last several quarters has been both a function of the market — the overall MRD market is growing. It’s a very healthy market and one that’s growing pretty rapidly, I think, as evidenced not just by our growth rates, but by Natera and others.

But I also think that given the really fantastic performance of our Personalis assay in their suite of products, you’re going to — I would expect to see more market shift and this really kind of speaks to the — I think the Tempus — the real — when the Tempus real flywheel gets humming, it’s a function of a best-in-class diagnostic test, and certainly, next is that, combined with all the other technology attributes we have from a broad connectivity to hospitals all over the country to a whole suite of AI-enabled solutions that make ordering our products easier to a variety of AI insights we’re able to deliver through the models we build. And I would suspect all of those will be more tightly embedded into our MRD offering over time. And as they continue to get more and more indications covered, we will dramatically expand the amount of our sales force that can sell it.

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Operator

Your next question comes from the line of Kyle Mikson from Canaccord Genuity. Your line is now open. Please go ahead.

Q - Kyle Mikson

Hey guys, thanks for the questions. Congrats on the deal here. Just first, maybe just talk about like why now as was discussed in the last question, it’s kind of early for this — for Personalis. I mean, I know they have a lot of reimbursement and so forth, but not a lot has been proven. So maybe why is now the best time? And also, just talk a little bit about the dilution kind of roadmap here, the burning $20 million plus a quarter. You have that target still in the positive cash f low in ‘27, but it’s a little — this doesn’t help you kind of get there. So, just maybe expand upon those factors? Thanks.

A - Eric Lefkofsky

Yeah. I think we looked at this — we looked at Personalis back in 2023 and decided to do a commercial deal in large part because we could see that there were several years of significant investment at the time that they were going to have to make. And in fact, I think you can see from their financials, they’ve made those investments in ‘23, ‘24, ‘25. So, now we’re almost at the end of ‘26. So, I think it was kind of the right decision for us to let them make those investments and get the assay to this point. The point that it’s at now is it is beginning to get and will continue to get, I would assume, a very broad coverage, and the economics of these assays begin to turn pretty dramatically once they are covered more broadly.

So you kind of, unlike other assays where you can get coverage quicker, here you have to basically demonstrate analytic validity and clinical validity and you have to publish, you have to get MolDx approval. And then all of a sudden, one day you just turn on reimbursement. So, you go from like zero revenue for some of these tests to significant revenue. And they are now entering that part of the cycle where their financials should improve dramatically. So that’s why it was the right time for us to decide to acquire them. And in terms of like, it being a proven, tested market, I think it is widely considered, if not the best, one of the best tests in the market today. And so, as the financial profile of these assays gets better, I think you’ll see pretty dramatic expansion and really strong operating results in terms of revenue.

A - Jim Rogers

Yeah. And then on the second part of your question, as Eric kind of noted in the — in his prepared remarks, we’re fortunate that the core business obviously has good tailwinds, both from like a therapy selection volume growth plus the ASP tailwinds that we’ve highlighted over the last several quarters getting the tumor-only for xT FDA approved and then having xF in front of the — so we’re generating a lot of incremental gross profit dollars. And as we’ve previously discussed, we’ve always intended on investing a certain percentage of those kind of back into the business. MRD was a big area of investment and that allows us to kind of absorb some of this burn given the strength in the core business.

A - Eric Lefkofsky

Yeah. Sure, I should jump in. I think Jim makes the kind of the most compelling point, so that’s what I highlighted, which is, we have — we’re fortunate that we have this high-growth business that just generates lots of gross profit and lots of gross profit dollars.

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And we look for what are the best places to invest in that. And as Jim mentioned, this in our opinion is the best place. So, we’re kind of thrilled that we’re able to kind of lean into growth and position the business for long-term success.

Operator

Your next question comes from the line of Dan Brennan from TD Cowen. Your line is now open. Please go ahead.

Q - Dan Brennan

Thank you. Thanks for the questions. Maybe just I’ll ask one, obviously, but a couple apart. Eric, I think you mentioned at the onset, 10% of the sales force is directed towards, I guess MRD today or maybe specifically Personalis. So, is the implication that, that number goes up and the growth rate accelerates from what we’ve seen? B, I know you mentioned the ability to integrate their data more. So, I’m just wondering if you could share what the relationship was prior to owning the business outright in terms of the ability to use the data within your — within your pharma offering and how that might change now?

And then see like, does this impact your own plans on your own MRD assays? And then the final one would just be on the Personalis pharma business. They had an important pharma business. They’ve got deals with, I think Merck-Moderna, there’s some outcomes data coming out later this year, early next year. Does this deal impact in any way the relationship with those companies and that offering? Thank you.

A - Eric Lefkofsky

Yeah. So, I learned a long time ago, like, I’m not smart enough to remember four questions in a row. So, I’ll get to cover some part of that, the pieces I can recall. So, yes, we have limited — with a rough — somewhere around 10% of our sales force selling the MRD product today. We will continue to ungate that and invest in additional salespeople in the field. It’s more a function of the balancing act between when they get additional categories reimbursed and so on and so forth. And so, I think they’ve got a really strong R&D portfolio, which they’ve disclosed in their own investor meetings, so you can get some sense as to when various things are coming to market.

And as it — and it’s going to line up here likely in ‘27, somewhere in — it’s hard to know when, early, late, whatever, but at some point, you’ll get to this tipping point, where the revenue generated from these assays is high enough that you can kind of more completely unlock and fully unshackle. The sales force and so we’ll just keep people informed as to how that’s — how that’s going. But we expect really strong growth rates. We said this — we said this in our Investor Day a month ago or so, we expect really strong MRD growth rates to continue. And when you have a business growing 40% quarter-over-quarter, like that gets very big very quickly, and we expect that to continue.

As it relates to data, yes, the deal was originally structured where we had broad clinical distribution rights, but they had their own biopharma business, they had their own data rights. And so post-closing, we will more tightly couple these things together, and I suspect it’ll be catalytic to both their pharma business and our pharma business. So, I think there’ll be some really nice data benefits as we don’t really fully bring in these MRD time points in a way that the — that they do.

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And then finally, I hope I missed anything, as it relates to our own tumor-naive product, we have told folks over the last several quarters that we’re seeing the market had shifted really pretty dramatically to tumor-informed in terms of volume and that the tumor-informed part of our business represented, I don’t even know, 95-plus, high-90s of our — of our — of the orders we were receiving. And I suspect that will continue for some period. We still believe tumor-naive has an important place. We’ll continue to invest in tumor-naive; we’ll continue to bring it to other indications. We’re working on a more sensitive version of our assay now, and that’s moving along well. But the market is just really leaning into these ultra-sensitive tumor-informed assays that have incredibly low limits of detection. And we’re kind of excited to ride that way for the next several years. But longer term, I would suspect both will do quite well.

A - Jim Rogers

And then, Dan, I think on your final question around kind of their biopharma business. Obviously, we also have a large data business with biopharma. We also do some sequencing for biopharma as well. And so again, we can integrate that business with kind of the current offering and think it can be helpful in expanding the overall relationship with biopharma.

Operator

Your next question comes from the line of Brad Bowers from Mizuho. Your line is now open. Please go ahead.

Q - Bradley Bowers

Hi, thanks for the questions here. Maybe just a two-parter on the revenue side. Just wanted to hear about kind of the pathway to reimbursement. Obviously, the opportunity to have significant reimbursement here with the single-tier test at 3,500. So, want to hear about the timeline for that process? And then on the other side, what does market share kind of look like in the deepest Personalis accounts? What does MRD penetration look like since you’re kind of the first, I guess, alongside Personalis, the first pair to kind of come out in this market here? So, want to hear about the deepest accounts that you’re in and what that might imply for future market share? Thank you.

A - Eric Lefkofsky

I’ll cover the market share, Jim, can take reimbursement. I don’t think we’re prepared to kind of go too deep in reimbursement largely because it’s got a roadmap, but Jim can cover it in a second. On the penetration side, we have been — kind of been very judicious with who we let carry the MRD product within our world. We have hundreds of sales reps in the field across hereditary profiling and comprehensive genomic profiling or therapy selection. And so, we’ve been very restrictive in terms of which of our accounts can order MRD, and how, and so on and so forth. So, I would say most things are underpenetrated or not fully penetrated.

And it really does come down to the balancing act of the reimbursement across enough indications that you’re able to generate an ASP high enough that you’re not losing money on every test. They — and what’s happened to them is, they’re just beginning that. That pendulum is starting to turn and you’ll see ASPs with — of this particular test will rise —should rise pretty precipitously over the next year, and you’ll kind of go from losing money to breaking even to then making money. And at that — it’s in that journey that we’ll start to penetrate these accounts more fully, but they’re kind of highly underpenetrated.

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A - Jim Rogers

Yeah. And then just quickly on reimbursement, NeXT Personal’s reimbursed across kind of multiple use cases in breast, non-small cell lung cancer, and IO monitoring. They’ve kind of laid out their roadmap for kind of additional indications and have a pretty robust kind of plan to bring additional indications to MolDx for approval. And so, we think that they’re set up, obviously, with what they have in place today, that’s allowed us to kind of start ramping as they continue to get more indications as Eric indicated, that allows us to kind of ungate additional volume and have more reps kind of selling. So, they’re making really good progress over the last 12 or 18 months from a reimbursement standpoint, and we anticipate that continuing as they submit for additional indications.

Operator

Your next question comes from the line of Subbu Nambi from Guggenheim Securities. Your line is now open. Please go ahead.

Q - Ricki Levitus

Good morning. This is Ricki on for Subbu. Thanks for taking the question. Most of the focus has been on MRDs, maybe something that hasn’t been asked about NeXT Dx. Is there anything we should be thinking about in terms of the NeXT Dx clinical therapy selection test? Where does this fit in the portfolio? And is it additive or competitive with xT, xR? Thanks.

A - Eric Lefkofsky

I think — I’ll just quickly say, I think the portfolio at this point is kind of holistically complementary, and now — and now I think, getting kind of very complete or post the closing of Personalis will be very complete. You have this kind of range of assays from best-in-class, am I at risk of getting cancer to best-in-class? I have cancer, how should I be treated? Whether that’s from a tissue biopsy or liquid biopsy to I’m post-treatment, and I need to be monitored and across a variety of sub-types indications, what’s the best test to order for that monitoring and for that early detection of recurrence? And so, we just have a really incredible portfolio.

Obviously, in our world, I think that portfolio is — with this acquisition is really as good as it gets. The only place that we still have work to do is obviously on the MRD tumor-naive side, where we’re just earlier in that game. And so, we’ll continue to try to make investments there, figure out how to get those assays over time up to the same quality as what Personalis has been able to develop on the tumor-informed side. But it feels to us like we have a really strong portfolio across diagnostics, and we’re in an interesting position in a world where these kind of tests will be ordered far more often, I think, across all the different categories we’re in. Both in cancer and then increasingly in non-cancer.

And so, I would be kind of very surprised if a decade from now, we’re not sequencing just multiples of the number of patients we sequence today clinically. And so, you just in a world where we’re going to generate an incredible amount of molecular data, it’s going to become increasingly important for health and wellness and helping people fight disease. And the data is going to become increasingly critical for biopharma to make decisions. You want — you want the best portfolio, you want scale, and you want to be in the best position to kind of win in that world, and we think this helps us, and we are. So, couldn’t be more excited.

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Operator

And in terms of time, your last question comes from the line of Mark Massaro from BTIG. Your line is now open. Please go ahead.

Q - Mark Massaro

Hey guys, congrats on the deal. If I remember, I think Personalis had talked about scaling to gross margins of about 50% to 60% over time. Can you just share with us, whether or not you agree with that margin target or if you think there could be upside to that? Also, would you mind just confirming that some of the reimbursement dollars from Medicare have trickled in? And then just to confirm last question that, ImmunoID NeXT will remain part of the portfolio? Thanks.

A - Eric Lefkofsky

So, I’m hesitant to kind of go too deep into some of the intricacies of Personalis’s business before they provide some of that color. They are collecting dollars on the clinical side and that is — those funds are flowing. So, there’s certainly no issues there. In terms of long-term margin target, we’ll provide more color on our call in a week, but obviously, we wouldn’t have made the decision to acquire them if we didn’t believe the margin profile was going to be super healthy. I think we are financially disciplined in that regard.

We are — we try to be conscientious when we’re buying assets that we’re paying the right price and we — as we’ve said historically, we believe a business like ours that is 10-plus years old should be generating EBITDA and cash f low, and one day significant operating income and we’re on that journey. And so, we don’t intend to go backwards. And so, for us, the timing as we talked about a few minutes ago was really important. And the reason we didn’t do this a year or two ago is we wanted to be at the point in the curve where this was going to quickly turn into a really healthy business from a gross profit perspective and a margin perspective, and they’re getting close to that.

Operator

That concludes our question-and-answer session. I will now be passing the call back over to Elizabeth Krutoholow, VP in Investor Relations for closing remarks. Please go ahead.

A - Elizabeth Krutoholow

Thank you. Thanks, everyone, for joining us this morning. We look forward to speaking with you on our Q2 call on July 30th.

Operator

Thank you, everyone, for attending this call. You may now disconnect.

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FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “cause,” “continue,” “could,” “depend,” “develop,” “estimates,” “expects,” “forecasts,” “goal,” “guidance,” “have,” “impact,” “implement,” “increase,” “intends,” “lead,” “maintain,” “may,” “might,” “plans,” “potential,” “possible,” “projected,” “reduce,” “remain,” “result,” “scheduled,” “seek,” “should,” “will,” “would” and other similar words or expressions. The absence of such words or expressions does not necessarily mean the statements are not forward-looking. Forward-looking statements are not statements of historical fact and reflect Tempus’ and Personalis’ current views about future events. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between Tempus and Personalis, the expected closing of the proposed transaction, strategies and plans, integration, synergies, opportunities and anticipated future performance. Although we believe our forward-looking statements are reasonable, statements made regarding future results are not guarantees of future performance and are subject to numerous assumptions, uncertainties and risks that are difficult to predict. Actual outcomes and results may be materially different from the results stated or implied in such forward-looking statements included in this communication. Actual outcomes and results may differ materially from those included in the forward-looking statements in this communication due to a number of factors, including, but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that Personalis stockholders may not adopt the merger agreement, the risk that Tempus or Personalis may be unable to obtain governmental and regulatory approvals and clearances required for the proposed transaction, or required governmental and regulatory approvals and clearances may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Tempus’ common stock or Personalis’ common stock, the risk that prior to the closing the market price of Tempus’ Class A common stock falls below $46.00 giving rise to the right for Personalis to terminate the Merger Agreement, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Tempus and/or Personalis to retain and hire key personnel, on the ability of Personalis to attract third-party customers, or on Personalis’ operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected, the risk that third-party payers, including commercial payers and government healthcare programs, may not provide adequate coverage of, or reimbursement for, the combined company’s tests and data offerings, the effect of future regulatory or legislative actions on the companies or the industry in which they operate, including with respect to healthcare regulation and data privacy and security, the risk that the credit ratings of the combined business may be different from what the companies expect, the combined company’s ability to identify and mitigate the operational, legal, reputational and competitive risks associated with its use of artificial intelligence in its products and services, adverse economic conditions and other factors detailed in Tempus’ and Personalis’ Annual Reports on Form 10-K for the year ended December 31, 2025 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

All such factors are difficult to predict and are beyond Tempus’ and Personalis’ control. Additional risks or uncertainties that are not currently known to Tempus or Personalis, that Tempus or Personalis currently deem to be immaterial, or that could apply to any company could also cause actual outcomes and results to differ materially from those included in the forward-looking statements in this communication. Tempus and Personalis undertake no obligation to publicly correct or update the forward-looking statements in this communication, in other documents or on their respective websites to reflect new information, future events or otherwise, except as required by applicable law. All such statements are expressly qualified by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

NO OFFER OR SOLICITATION

This communication is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Tempus intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Personalis and that will also constitute a prospectus of Tempus. Tempus, Personalis and certain of their respective affiliates intend to jointly file a transaction statement on Schedule 13E-3 (the “Schedule 13E-3”) with the Securities and Exchange Commission (“SEC”). Personalis or Tempus may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus, registration statement, the Schedule 13E-3 or any other document that Tempus or Personalis may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Personalis. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, THE SCHEDULE 13E-3 AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TEMPUS, PERSONALIS AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Tempus, Personalis and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and proxy statement/prospectus (if and when available) and other documents filed with the SEC by Tempus may be obtained free of charge on Tempus’ website at https://investors.Tempus.com/financials/sec-filings or, alternatively, by directing a request by mail to Tempus’ Corporate Secretary at Tempus AI, Inc., 600 West Chicago Avenue, Suite 510, Chicago, Illinois 60654. Copies of the proxy statement/prospectus (if and when available) and other documents filed with the SEC by Personalis may be obtained free of charge on Personalis’ website at https://investors.Personalis.com/financial-information/sec-filings or, alternatively, by directing a request by mail to Personalis’ Corporate Secretary at Personalis, Inc., 6600 Dumbarton Circle, Fremont, California 94555.

PARTICIPANTS IN THE SOLICITATION

Tempus, Personalis and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Tempus, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Tempus’ annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for Tempus’ 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2026, including under the headings “Executive Officers,” “The Board of Directors and Certain Governance Matters,” “Non-Employee Director Compensation,” “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of Tempus Class A Common Stock by the directors and executive officers of Tempus have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), subsequently filed by Tempus’s directors and executive officers with the SEC, including (i) the Form 4s filed by Mr. Lefkofsky on April 30, 2026, May 21, 2026, May 29, 2026 and July 1, 2026, (ii) the Form 4s filed by Mr. Bartolucci on May 6, 2026 and May 21, 2026, (iii) the Form 4s filed by Mr. Polovin on May 6, 2026 and May 21, 2026, (iv) the Form 4s filed by Mr. Fukushima on May 6, 2026, May 15, 2026, May 21, 2026, July 8, 2026 and July 10, 2026, (v) the Form 4s filed by Mr. Rogers on May 6, 2026, May 21, 2026 and June 29, 2026, (vi) the Form 4s filed by Mr. Schoenherr on May 6, 2026 and May 21, 2026, (vii) the Form 4 filed by Mr. Barris on May 26, 2026, (viii) the Form 4 filed by Mr. Belcher on May 26, 2026, (ix) the Form 4 filed by Mr. Gottlieb on May 26, 2026, (x) the Form 4s filed by Mr. Epstein on May 26, 2026 and June 3, 2026, (xi) the Form 4 filed by Mr. Leonsis on May 26, 2026, (xii) the Form 4s filed by Ms. Doudna on May 26, 2026 and June 29, 2026, (xiii) the Form 4 filed by Ms. West on May 26, 2026, and (xiv) the Form 4 filed by Mr. Frederick on May 26, 2026. Information about the directors and executive officers of Personalis, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Personalis’ annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate

Governance,” and proxy statement for Personalis’ 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2026, including under the headings “Corporate Governance and Board of Directors Matters,” “Director Compensation,” “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of Personalis Common Stock by the directors and executive officers of Personalis have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by Personalis’ directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from Tempus or Personalis using the sources indicated above.